Exhibit 99.1

Sistema de Gestión de Calidad
ISO
9001
División Cementos
Pacasmayo

FOR MORE INFORMATION, PLEASE VISIT
www.cementospacasmayo.com/ or contact:

Claudia Bustamante, Investor Relations Manager
Tel: +(51) 958699760
E-mail: cbustamante@cpsaa.com.pe

Pacasmayo

CEMENTOS PACASMAYO S.A.A. ANNOUNCES CONSOLIDATED RESULTS

FOR FOURTH QUARTER 2022

Lima, Peru, February 14, 2023 – Cementos Pacasmayo S.A.A. and subsidiaries (NYSE: CPAC; BVL: CPACASC1) (“the Company” or “Pacasmayo”) a leading cement company serving the Peruvian construction industry, announced today its consolidated results for the fourth quarter (“4Q22”) and the full year (“2022”) ended December 31, 2022. These results have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are stated in nominal Peruvian Soles (S/).

4Q22 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 4Q21, unless otherwise stated)

●	Revenues increased 1.7%, mainly due to an increase in average prices of bagged cement, as inflationary pressures have affected our costs of raw materials and energy.

●	Sales volume of cement, concrete and precast decreased 7.7%, mainly due to a moderation in sales volume from the peak levels reached last year, as well as the slowdown related to some blocked roads during December.

●	Consolidated EBITDA of S/121.0 million, a 14.5% decrease, mainly due to non-recurrent expenses. Despite this increase, this quarter’s EBITDA is similar to the one achieved in previous quarters.

●	Consolidated EBITDA margin of 22.7%, a 4.3 percentage point decrease.

●	Net income of S/ 38.9 million, a 24.6% decrease mainly due to decreased operating profit as mentioned above, as well as a slight increase in income tax expense.

●	The Sustainability Yearbook 2023 - We are honored to have been included in the Yearbook by S&P, for the third consecutive year. This Yearbook incorporates companies that score in the top 15% of their industry globally and have a gap of less than 30% from the leader's Global ESG score.

2022 FINANCIAL AND OPERATIONAL HIGHLIGHTS:

(All comparisons are to 2021, unless otherwise stated)

●	Revenues increased 9.2%, mainly due to the above-mentioned reasons.

●	Sales volume of cement, concrete and precast decreased 5.3%, mainly due to the moderation in sales volume mentioned above.

●	Consolidated EBITDA of S/ 493.9 million, an 8.8% increase, mainly due to increased revenues this year, as well as higher operating profit for the first nine months of the year, since we were able to optimize our cost structure to improve profitability

●	Consolidated EBITDA margin of 23.3%, similar to 2021.

●	Net income of S/ 176.8 million, a 15.4% increase mainly due to increased sales and operating profit as mentioned above.

	Financial and Operating Results
Financial and Operating Results	4Q22	4Q21	% Var.	2022	2021	% Var.
Cement, concrete and precast shipments (MT)	836.8	906.8	-7.7%	3,434.6	3,625.2	-5.3%
In millions of S/
Sales of goods	533.8	524.9	1.7%	2,115.7	1,937.8	9.2%
Gross profit	163.1	161.4	1.1%	652.0	559.4	16.6%
Operating profit	86.1	107.4	-19.8%	355.3	318.3	11.6%
Net income	38.9	51.6	-24.6%	176.8	153.2	15.4%
Consolidated EBITDA	121.0	141.5	-14.5%	493.9	453.9	8.8%
Gross Margin	30.6%	30.7%	-0.1 pp .	30.8%	28.9%	1.9 pp .
Operating Margin	16.1%	20.5%	-4.4 pp .	16.8%	16.4%	0.4 pp .
Net income Margin	7.3%	9.8%	-2.5 pp .	8.4%	7.9%	0.5 pp .
Consolidated EBITDA Margin	22.7%	27.0%	-4.3 pp .	23.3%	23.4%	-0.1 pp .

2

MANAGEMENT COMMENTS

During this quarter, we were able to continue increasing revenues, despite a very challenging political and macroeconomic environment. We managed to increase revenues by 1.7% during 4Q22 compared to the same quarter of 2021, therefore reaching a 9.2% growth in revenues for the year. This is especially relevant considering that 2021 was an all-time record year, with over 40% growth versus 2019. Our ability to sustain high sales levels transferred into a once again record year in terms of EBITDA, reaching S/ 493.9 million, an 8.8% increase versus 2021, which was our previous all-time high. We firmly believe this is an outstanding achievement in a year with both demand-side pressures, as volumes started moderating after the post-pandemic peak levels, and supply-side pressures as the prices of raw materials and energy increased mainly due to Russia’s invasion of Ukraine. Although many challenges remain ahead, we are confident that we are properly equipped to faced them.

We would like to take this opportunity to look over this past year’s performance, focusing on how our strategy has played out this year and is taking us closer to achieving our goals and fulfilling our purpose. During 2022, we focused on developing a more sustainable business, therefore optimizing our plant in Pacasmayo in order to produce more of our own clinker, with state-of-the-art technology that will allow us to decrease emissions, and also to lower our carbon footprint as we will stop using imported clinker. We have also worked on further reducing our clinker-cement ratio, decreasing it 6 percentage points in our Piura plant. We continue to work with the Cement and Concrete Research Center in Universidad de Ingeniería y Tecnología (UTEC) to further decrease this ratio, and are confident that consumers, both private and public will support the demand for these low clinker factor cements. It is important to mention that Pacasmayo has been producing enhanced cement with a lower than average clinker factor, for 25 years now, long before there was pressure from governments and consumers, because we knew this was the right path.

Moving on to another key aspect of our strategy, during this year, we continued innovating through solutions that are focused on supporting the needs of our clients with technology, digital transformation and process optimization. As we have mentioned before, we have digitalized our relationships with both our retail consumers and the industrial channel. For our retail channel, through Mundo Experto, which is an ecosystem that integrates digital solutions to improve user experience, we aim to contribute to the professionalization and education of the self-construction segment. For the industrial segment, PacasPro aims to improve the user experience by bringing more visibility and real-time updates during the project’s execution to avoid overruns and other unexpected problems. We are confident that the continued digitalization of our products and services is crucial to adapt to the current and future needs of our clients and stakeholders.

Finally, we would like to focus on two very significant events that have taken place these past weeks. First, we are extremely pleased to be included, for the third consecutive year, in The Sustainability Yearbook 2023. As mentioned above, to be listed in the Yearbook, companies must score within the top 15% of their industry and must achieve an S&P Global Sustainability Score within 30% of their industry’s top-performing company. This recognition gives us the confidence to continue moving forward with our sustainability strategy, embedding it at the heart of our business. Secondly, after a collaborative process between FICEM, ASOCEM and the Peruvian cement industry, on February 2nd we signed the Peruvian Roadmap to net zero. This shows not only our commitment as a company, but the industry’s commitment to a better future and is a brilliant example of collaboration within an industry to strive for more ambitious goals.

2022 has been a year that faced us with many challenges, at the local and global level. Rising raw material and energy prices made us push for more cost optimizations. Sustained political instability and rising social conflict have affected demand and have affected our ability to plan ahead due to lack of visibility. Nonetheless, we managed to have an outstanding year, both in terms of financial results and in the fulfillment of our long-term strategy. In 2023 and beyond, in order to continue creating and sharing value in a country where polarization and social conflict are rising and where there is a widespread lack of trust in institutions, we, as a company, as an industry and as a community need to advocate for collaboration. We have to stand for solidarity over fragmentation, for order over disorder. Because we need collaborative action to build together the future you dream of.

3

ECONOMIC OVERVIEW 4Q22:

During this quarter, global economic activity continued to be affected by high energy prices, the reduction in surplus savings generated during the pandemic, and geopolitical uncertainty. In Peru, GDP growth was 2.9% as of September, driven mainly by sectors such as services, commerce, and manufacturing. This growth was neutralized by the contraction of the metallic mining, primary manufacturing and fishing sectors. The production of the metallic mining sector decreased due to social conflicts and interruptions in some of the main mines. The fishing sector was affected by the lower catch for human and industrial consumption, resulting in a lower production of fishmeal and fish oil and canned and frozen fish products. For the construction sector, growth in 2022 is estimated to be around 3.5%.

It is important to mention that private investment increased only 0.2% as of September 2022. This low growth rate is due to the loss of business confidence, as well as the moderation of self-construction growth, after the record levels of 2021.

At the political level, during 4Q22 a series of events occurred that caused social conflicts, acts of violence and greater political instability. On December 7, the then President Pedro Castillo gave a presidential message in which he announced his decision to dissolve Congress, to intervene in the Judiciary, the Attorney General’s Office and the Constitutional Court, in addition to convene the election of a new Congress with constituent powers. The self-coup failed, as it generated the immediate rejection of all the institutions, the Public Ministry, and even his own cabinet and the armed and police forces. Castillo was impeached that same day by Congress, and arrested when he was going to the Mexican embassy in Lima to request political asylum. The then Vice President Dina Boluarte, swore in his replacement as President by line of constitutional succession. A few days into her term, there were strong protests in the central, southern, and southern Andean areas of the country, forcing Dina Boluarte to announce that she would propose to Congress an early election for April 2024. However, and despite the government efforts, the protests have not ceased and the level of violence has increased in various parts of the country by sectors of the population that demand the immediate resignation of Dina Boluarte, the closure of Congress, the call for a Constituent Assembly and freedom of Pedro Castillo.

4

PERUVIAN CEMENT INDUSTRY OVERVIEW:

The demand for cement in Peru is covered mainly by Pacasmayo, UNACEM and Cementos Yura, and to a lesser extent by Caliza Inca, imports and other small producers. Pacasmayo mainly covers the demand in the northern region of the country, while UNACEM covers the central region and Cementos Yura the southern region.

The northern region of Peru, according to the Instituto Nacional de Estadística e Informática (INEI) and Apoyo Consultoría, represents approximately 32.5% of the country’s population and 16.0% of national Gross Domestic Product (“GDP”). Despite the country’s sustained growth over the last 10 years, Peru continues to have a significant housing deficit, estimated at 1.9 million households throughout the country as per the Ministry of Housing, Construction and Sanitation.

In Peru, the majority of cement is sold to a highly fragmented consumer base of individuals that tend to gradually buy bags of cement to build or to improve their homes, a segment the industry refers to as “self-construction”.

Northern Region (thousands of metric tons)

Plant	2018	2019	2020	2021	Nov-22 LTM	% part
Pacasmayo Group	2,364	2,615	2,576	3,625	3,462	23.8%
Imports	32	13	38	62	3	0.0%
Total	2,396	2,628	2,614	3,687	3,465	23.8%

Central Region (thousands of metric tons)

Plant	2018	2019	2020	2021	Nov-22 LTM	% part
UNACEM	5,058	5,316	4,172	5,838	6,305	43.3%
Caliza Inca	448	513	382	518	537	3.7%
Imports	885	663	493	630	285	2.0%
Total	6,391	6,492	5,047	6,986	7,127	48.9%

Southern Region (thousands of metric tons)

Plant	2018	2019	2020	2021	Nov-22 LTM	% part
Grupo Yura	2,597	2,584	2,019	2,895	3,066	21.1%
Imports	65	98	189	181	66	0.5%
Total	2,662	2,682	2,208	3,076	3,132	21.5%
Others	895	769	732	877	840	5.8%
Total, All Regions	12,344	12,571	10,601	14,626	14,564	100.0%

5

OPERATING RESULTS:

Production:

Cement Production Volume

(thousands of metric tons)

	Cement Production Volume
	4Q22	4Q21	% Var.	2022	2021	% Var.
Pacasmayo Plant	432.2	474.4	-8.9%	1,768.0	1969.5	-10.2%
Rioja Plant	78.8	78.2	0.8%	307.2	338.0	-9.1%
Piura plant	347.7	352.7	-1.4%	1,361.0	1323.8	2.8%
Total	858.7	905.3	-5.1%	3,436.2	3631.3	-5.4%

Cement production volume at the Pacasmayo plant decreased 8.9% in 4Q22 compared to 4Q21 and 10.2% in 2022 compared to 2021, mainly due to decreased cement demand from reconstruction related projects and some decrease in self-construction, as well as a shift in production from Pacasmayo to Piura, since we were able to optimize capacity at the Piura plant.

In 4Q22, cement production volume at the Rioja Plant remained in line with 4Q21. During 2022, cement production decreased 9.1% in 2022, compared to 2021, mainly due to the decreased demand mentioned above.

Cement production volume at the Piura Plant decreased 1.4% in 4Q22, mainly due to decreased demand. During 2022, production increased 2.8% compared to 2021, mainly due to the shift in production mentioned above.

Total cement production volume decreased 5.1% in 4Q22 compared to 4Q21 and 5.4% during 2022 when compared to 2021, in line with decreased demand.

Clinker Production Volume

(thousands of metric tons)

	Clinker Production Volume
	4Q22	4Q21	% Var.	2022	2021	% Var.
Pacasmayo Plant	260.5	236.5	10.1%	934.9	879.1	6.3%
Rioja Plant	56.9	66.1	-13.9%	239.9	264.2	-9.2%
Piura Plant	275.7	263.0	4.8%	1,023.2	893.3	14.5%
Total	593.1	565.6	4.9%	2,198.0	2036.6	7.9%

Clinker production volume at the Pacasmayo plant during 4Q22 increased 10.1%, and 6.3% during 2022, when compared to 4Q21 and 2021 respectively, as we continue to need all of our capacity to satisfy current demand.

Clinker production volume at the Rioja plant decreased 13.9% in 4Q22 compared to 4Q21 and 9.2% in 2022 compared to 2021, in line with decreased cement demand.

Clinker production volume at the Piura plant increased 4.8% in 4Q22 compared to 4Q21 and 14.5% when compared to 2021, mainly due to increased productivity of our kiln, after undergoing optimization.

Total clinker production volume increased 4.9% in 4Q22 when compared to 4Q21, and 7.9% in 2022 when compared to 2021, mainly due to the optimization of the kiln in Piura.

6

Quicklime Production Volume

(thousands of metric tons)

	Quicklime Production Volume
	4Q22	4Q21	% Var.	2022	2021	% Var.
Pacasmayo Plant	12.2	23.3	-47.6%	46.0	69.0	-33.3%

Quicklime production volume in 4Q22 decreased 47.6% when compared to 4Q21 and 33.3% in 2022 compared to 2021, mainly due to decreased demand as well as a temporary stop in production due to raw material shortage during the first half of the year.

Installed Capacity:

Installed Cement and Clinker Capacity

Full year installed cement capacity at the Pacasmayo, Piura and Rioja plants remained stable at 2.9 million MT, 1.6 million MT and 440,000 MT, respectively.

Full year installed clinker capacity at the Pacasmayo, Piura and Rioja plants remained stable at 1.5 million MT, 1.0 million MT and 280,000 MT, respectively.

Full year installed quicklime capacity at the Pacasmayo plant remained stable at 240,000 MT.

Utilization Rate1:

Pacasmayo Plant Utilization Rate

	Utilization Rate
	4Q22	4Q21	% Var.		2022	2021	% Var.
Cement	59.6%	65.4%	-5.8 pp	.	61.0%	67.9%	-6.9 pp	.
Clinker	69.5%	63.1%	6.4 pp	.	62.3%	58.6%	3.7 pp	.
Quicklime	20.3%	38.8%	-18.5 pp	.	19.2%	28.8%	-9.6 pp	.

Cement production utilization rate at the Pacasmayo plant decreased 5.8 percentage points in 4Q22 when compared to 4Q21, and 6.9 percentage points in 2022 when compared to 2021, mainly due to decreased cement demand and transfer of production to our Piura plant.

Clinker production utilization rate in 4Q22 and 2022 increased 6.4 percentage points compared to 4Q21, and 3.7 percentage points when compared to 2021 respectively, as we continue to utilize all of our currently operational capacity to supply the high demand levels.

Quicklime production utilization rate in 4Q22 decreased 18.5 percentage points and 9.6 percentage points in 2022 compared to 4Q21 and 2021 respectively, mainly due to decreased production due to raw material shortages mentioned above, as well as to a decrease in demand.

[1]	The utilization rates are calculated by dividing production in a given period over installed capacity. The utilization rate implies annualized production, which is calculated by multiplying real production for each quarter by four.

7

RIOJA PLANT UTILIZATION RATE

	Utilization Rate
	4Q22	4Q21	% Var.		2022	2021	% Var.
Cement	71.6%	71.1%	0.5 pp	.	69.8%	76.8%	-7.0 pp	.
Clinker	81.3%	94.4%	-13.1 pp	.	85.7%	94.4%	-8.7 pp	.

The cement production utilization rate at the Rioja plant was 71.6% in 4Q22 in line with 4Q21. During 2022, utilization rate was 69.8%, 7.0 percentage points lower than 2021, in line with decreased cement demand.

The clinker production utilization rate at the Rioja plant was 81.3% in 4Q22 and 85.7% in 2022; 13.1 and 8.7 percentage points lower than 4Q21 and 2021 respectively.

PIURA PLANT UTILIZATION RATE

	Utilization Rate
	4Q22	4Q21	% Var.		2022	2021	% Var.
Cement	86.9%	88.1%	-1.2 pp	.	85.1%	82.7%	2.4 pp	.
Clinker	100.0%	100.0%	0.0 pp	.	100.0%	89.3%	10.7 pp	.

The cement production utilization rate at the Piura plant was 86.9% in 4Q22, a 1.2 percentage point decrease when compared to 4Q21, mainly due to a slowdown in demand this quarter. During 2022, the cement production utilization rate was 85.1%, a 2.4 percentage point increase when compared to 2021, mainly due to the shift in demand from Pacasmayo to Piura mentioned before.

The clinker production utilization rate at the Piura plant was over 100% because of the optimization undergone by our kiln mentioned before. During 2022, the clinker production utilization rate was over 100%, an increase of 10.7 percentage point as we continue to require our full capacity to satisfy the demand for clinker, and we were able to optimize our current capacity, reaching higher production levels.

CONSOLIDATED UTILIZATION RATE

	Utilization Rate
	4Q22	4Q21	% Var.		2022	2021	% Var.
Cement	69.5%	73.3%	-3.8 pp	.	69.6%	73.5%	-3.9 pp	.
Clinker	85.3%	81.4%	3.9 pp	.	79.1%	73.3%	5.8 pp	.

The consolidated cement production utilization rate decreased 3.8 percentage points in 4Q22 when compared to 4Q21, and 3.9 percentage points in 2022 when compared to 2021, in line with the slight decrease in cement demand, considering the high comparative basis in 2021.

The consolidated clinker production utilization rate increased 3.9 percentage points in 4Q22 and 5.8 percentage points in 2022 when compared to 4Q21 and 2021 respectively, as we continue to use all of our available capacity, and have been able to optimize the capacity in Piura and Pacasmayo.

8

FINANCIAL RESULTS:

Income Statement:

The following table shows a summary of the Consolidated Financial Results:

Consolidated Financial Results

(in millions of Soles S/)

	Income Statement
	4Q22	4Q21	% Var.	2022	2021	% Var.
Sales of goods	533.8	524.9	1.7%	2,115.7	1,937.8	9.2%
Gross Profit	163.1	161.4	1.1%	652.0	559.4	16.6%
Total operating expenses, net	-77.0	-54.0	42.6%	-296.7	-241.2	23.0%
Operating Profit	86.1	107.4	-19.8%	355.3	318.3	11.6%
Total other expenses, net	-22.3	-30.2	-26.2%	-92.9	-94.1	-1.3%
Profit before income tax	63.8	77.2	-17.4%	262.4	224.1	17.1%
Income tax expense	-24.9	-25.6	-2.7%	-85.6	-70.9	20.7%
Profit for the period	38.9	51.6	-24.6%	176.8	153.2	15.4%

During 4Q22, revenues increased 1.7% and 9.2% in 2022, compared to 4Q21 and 2021 respectively, mainly due to increased average sales prices of bagged cement and concrete. Gross profit increased 1.1% in 4Q22 and 16.6% in 2022, compared to 4Q21 and 2021 respectively, mainly due to costs optimization, as we were able to optimize our own clinker production, and also decrease the amount of imported clinker used because of lower cement sales volume, as well as the above-mentioned increase in prices. Profit for the period decreased 24.6% in 4Q22 compared to 4Q21, primarily due to decreased operating profit, as non-recurrent expenses increased this quarter. During 2022, profit for the period increased 15.4% when compared to 2021, primarily due to increased revenues, as well as higher operating profit.

SALES OF GOODS

The following table shows the Sales of Goods and their respective margins by business segment:

Sales: cement, concrete and precast

(in millions of Soles S/)

	Cement, concrete and precast
	4Q22	4Q21	% Var.	2022	2021	% Var.
Sales of goods	500.6	474.1	5.6%	1,963.8	1,784.5	10.0%
Cost of Sales	-338.9	-316.4	7.1%	-1,316.5	-1,233.7	6.7%
Gross Profit	161.7	157.7	2.5%	647.3	550.8	17.5%
Gross Margin	32.3%	33.3%	-1.0 pp .	33.0%	30.9%	2.1 pp .

Sales of cement, concrete and precast increased 5.6% in 4Q22 and 10.0% in 2022, when compared to 4Q21 and 2021 respectively, mainly due to increased prices of cement and concrete. Gross margin decreased slightly, 1.0 percentage point during 4Q22 when compared to 4Q21, mainly due to the increase in the cost of coal. During 2022, gross margin increased 2.1 percentage points when compared to 2021, mainly due to the decreased use of imported clinker during 2Q22, as well as optimization of our current capacity to achieve higher production levels.

9

Sales: cement

(in millions of Soles S/)

Sales of cement represented 89.2% of cement, concrete and precast sales during 4Q22

	Cement
	4Q22	4Q21	% Var.	2022	2021	% Var.
Sales of goods	446.7	410.9	8.7%	1,742.7	1,534.9	13.5%
Cost of Sales	-288.7	-254.8	13.3%	-1,111.5	-1,000.9	11.1%
Gross Profit	158.0	156.1	1.2%	631.2	534.0	18.2%
Gross Margin	35.4%	38.0%	-2.6 pp.	36.2%	34.8%	1.4 pp.

Sales of cement increased 8.7% in 4Q22 compared to 4Q21 and 13.5% in 2022 compared to 2021, mainly due to increased prices. Gross margin decreased 2.6 percentage points in 4Q22 compared to 4Q21, mainly due to the increased price of coal mentioned above. During 2022, gross margin increased 1.4 percentage points when compared to 2021, mainly due to higher prices and decreased costs because of lower use of imported clinker during the first half of the year.

Sales: concrete, pavement and mortar

(in millions of Soles S/)

Sales of concrete, pavement and mortar represented 9.1% of cement, concrete, and precast sales during 4Q22.

	Concrete, pavement and mortar
	4Q22	4Q21	% Var.	2022	2021	% Var.
Sales of goods	45.8	53.1	-13.7%	189.9	213.5	-11.1%
Cost of Sales	-41.2	-49.1	-16.1%	-169.6	-196.9	-13.9%
Gross Profit	4.6	4.0	15.0%	20.3	16.6	22.3%
Gross Margin	10.0%	7.5%	2.5 pp.	10.7%	7.8%	2.9 pp.

Sales of concrete, pavement and mortar decreased 13.7% during 4Q22 and 11.1% in 2022 compared to 4Q21 and 2021 respectively, mainly due to decreased public and private investment. However, gross margin increased 2.5 percentage points in 4Q22 compared to 4Q21 and 2.9 percentage points in 2022 compared to 2021, mainly due to our decision to focus on higher margin services.

Sales: precast

(in millions of Soles S/)

Sales of precast represented 1.6% of cement, concrete, and precast sales during 4Q22.

	Precast
	4Q22	4Q21	% Var.	2022	2021	% Var.
Sales of goods	8.1	10.1	-19.8%	31.2	36.1	-13.6%
Cost of Sales	-9.0	-12.5	-28.0%	-35.4	-35.9	-1.4%
Gross Profit	-0.9	-2.4	-62.5%	-4.2	0.2	N/R
Gross Margin	-11.1%	-23.8%	12.7 pp.	-13.5%	0.6%	-14.1 pp.

During 4Q22, precast sales decreased 19.8% compared to 4Q21 and 13.6% in 2022 compared to 2021 respectively, mainly due to a decrease in sales volume for the public sector. Gross margin in 4Q22 and 2022 was negative mainly due to the adjustment of missing inventories, carried out during this year, which left an increase in costs, as well as higher prices of raw materials and low dilution of costs, heavy precast fixed as demand has stalled for lack of larger projects.

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Sales: Quicklime

(in millions of Soles S/)

	Quicklime
	4Q22	4Q21	% Var.	2022	2021	% Var.
Sales of goods	6.4	15.2	-57.9%	37.9	39.1	-3.1%
Cost of Sales	-5.1	-12.4	-58.9%	-35.9	-33.5	7.2%
Gross Profit	1.3	2.8	-53.6%	2.0	5.6	-64.3%
Gross Margin	20.3%	18.4%	1.9 pp.	5.3%	14.3%	-9.0 pp.

During 4Q22, quicklime sales decreased 57.9%, when compared to 4Q21 and 3.1% during 2022 when compared to 2021, mainly due to decreased sales volume. However, gross margin increased 1.9 percentage points in 4Q22 because of the moderation in raw material price. Gross margin decreased 9.0 percentage points in 2022 when we compared to 2021, since we had significant cost increases during the first half of the year.

Sales: Construction Supplies2

(in millions of Soles S/)

	Construction Supplies
	4Q22	4Q21	% Var.	2022	2021	% Var.
Sales of goods	26.9	35.6	-24.4%	114.0	113.9	0.1%
Cost of Sales	-26.5	-34.6	-23.4%	-110.4	-110.4	0.0%
Gross Profit	0.4	1.0	-60.0%	3.6	3.5	2.9%
Gross Margin	1.5%	2.8%	-1.3 pp.	3.2%	3.1%	0.1 pp.

During 4Q22, construction supply sales decreased 24.4% when compared to 4Q21, and gross margin decreased 1.3 percentage point, in line with decreased sales of cement and other construction materials. In 2022, construction supply sales and gross margin remained in line with 2021.

[2]	Construction supplies include the following products: steel rebar, wires, nails, corrugated iron, electric conductors, plastic tubes and accessories, among others.

11

OPERATING EXPENSES:

Administrative Expenses

(in millions of Soles S/)

	Administrative expenses
	4Q22	4Q21	% Var.	2022	2021	% Var.
Personnel expenses	30.7	23.6	30.1%	116.7	96.9	20.4%
Third-party services	21.9	19.0	15.3%	72.2	59.9	20.5%
Board of directors	1.3	1.4	-7.1%	6.1	6.4	-4.7%
Depreciation and amortization	4.5	4.1	9.8%	16.7	16.6	0.6%
Other	2.8	3.0	-6.7%	15.9	16.3	-2.5%
Total	61.2	51.1	19.8%	227.6	196.1	16.1%

Administrative expenses increased 19.8% in 4Q22 compared to 4Q21 and 16.1% in 2022 when compared to 2021, mainly due to increase in salaries, in line with increased inflation, an increase in personnel expenses due to the one-time union’s bonus that is negotiated every three years and has a larger impact during the first year, as well as higher expenses in software licenses and occupational health.

Selling Expenses

(in millions of Soles S/)

	Selling and distribution expenses
	4Q22	4Q21	% Var.	2022	2021	% Var.
Personnel expenses	9.5	8.9	6.7%	42.3	33.9	24.8%
Advertising and promotion	0.2	-1.9	N/R	6.4	5.6	14.3%
Third party services	1.5	1.7	-11.8%	7.1	6.9	2.9%
Other	2.9	0.3	N/R	9.4	5.1	84.3%
Total	14.1	9.0	55.7%	65.2	51.5	26.6%

Selling expenses increased 55.7% in 4Q22 when compared to 4Q21, mainly due increased personnel expenses derived from larger salesforce, as well as a significant saving in advertising and promotion in 4Q21. During 2022, selling expenses increased 26.6% mainly due to increased personnel expenses derived from larger salesforce, the union’s bonus mentioned above, and higher salaries and increased provision for doubtful payment.

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EBITDA RECONCILIATION:

Consolidated EBITDA

(in millions of Soles S/)

	Consolidated EBITDA
	4Q22	4Q21	% Var.	2022	2021	% Var.
Net Income	38.9	51.6	-24.6%	176.8	153.2	15.4%
+ Income tax expense	24.9	25.7	-3.1%	85.6	70.9	20.7%
- Finance income	-0.9	-0.6	50.0%	-3.3	-2.9	13.8%
+ Finance costs	23.5	22.7	3.5%	95.1	89.0	6.9%
+/- Net loss on the valuation of trading derivative financial instruments	0.1	0.1	0.0%	0.1	1.0	-90.0%
+/- Net loss from exchange rate	-0.4	8.0	N/R	1.1	7.1	-84.5%
+ Depreciation and amortization	34.9	34.0	2.6%	138.5	135.6	2.1%
Consolidated EBITDA	121.0	141.5	-14.5%	493.9	453.9	8.8%

Consolidated EBITDA decreased 14.5% in 4Q22 when compared to 4Q21, mainly due to increased costs of raw materials, mainly imported clinker and anthracite coal as well as increased non recurrent expenses during this quarter. During 2022, consolidated EBITDA increased 8.8% when compared to 2021, mainly due lower costs because of decreased use of imported clinker, as we managed to optimize our clinker capacity at our Piura plant this year, as well as to increased revenues.

Cash and Debt Position:

Consolidated Cash (in millions of Soles S/)

As of December 31, 2022, the cash balance was S/81.8 million (US$ 21.5 million). This balance includes certificates of deposit in the amount of S/ 42.5 million (US$ 11.2 million), distributed as follows:

Certificates of deposits in Soles

Bank	Amount (S/)	Interest Rate	Initial Date	Maturity Date
Banco de Crédito del Perú	S/. 20.0	7.47%	December 26, 2022	January 2, 2023
Banco de Crédito del Perú	S/. 18.0	7.42%	December 30, 2022	January 2, 2023
Banco de Crédito del Perú	S/. 3.0	7.42%	December 30, 2022	January 2, 2023
Banco de Crédito del Perú	S/. 1.5	7.54%	December 26, 2022	January 5, 2023

	S/. 42.5

The remaining balance of S/ 39.3 million (US$ 10.3 million) is held mainly in the Company’s bank accounts, of which US$ 4.4 million are denominated in US dollars and the balance in Soles.

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DEBT POSITION:

Consolidated Debt

(in millions of Soles S/)

Below are the contractual obligations with payment deadlines related to the Company’s debt, including interest.

	Payments due by period
	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Indebtedness	531.10	163.3	163.3	651.6	1,509.3
Future interest payments	81.50	116.2	97.2	119.2	414.1
Total	612.60	279.50	260.50	770.80	1,923.40

As of December 31, 2022, the Company’s total outstanding debt, as shown in the financial statements, reached S/ 1,593.2 million (US$ 417.1 million). This debt is primarily composed by the outstanding part of the international bond issued in February 2013, the two issuance of the local bond issued in January, 2019 and part of the club deal obtained last year.

As of December 31, 2022, the Company maintains cross currency swap hedging agreements for US$ 132 million in order to mitigate foreign exchange risks related to US dollar-denominated debt. The adjusted debt in soles considering the exchange rate of the cross currency swap hedging agreements amounts to S/1,509.3 (US$ 395.1 million).

As of December 31, 2022, Net Adjusted Debt/EBITDA ratio was 2.9 times.

Capex

(in millions of Soles S/)

As of December 31, 2022, the Company invested S/ 190.1 million (US$ 49.8 million), allocated to the following projects:

Projects	2022
Pacasmayo Plant Projects	149.7
Concrete and aggregates equipment	18.8
Rioja Plant Projects	4.5
Piura Plant Projects	17.1
Total	190.1

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ABOUT CEMENTOS PACASMAYO S.A.A.

Cementos Pacasmayo S.A.A. is a cement company, located in the Northern region of Peru. In February 2012, the Company’s shares were listed on The New York Stock Exchange - Euronext under the ticker symbol "CPAC". With more than 65 years of operating history, the Company produces, distributes and sells cement and cement-related materials, such ready-mix concrete and precast materials. Pacasmayo’s products are primarily used in construction, which has been one of the fastest-growing segments of the Peruvian economy in recent years. The Company also produces and sells quicklime for use in mining operations.

For more information, please visit: http://www.cementospacasmayo.com.pe/

Note: The Company presented some figures converted from Soles to U.S. Dollars for comparison purposes. The exchange rate used to convert Soles to U.S. dollars was S/ 3.820 per US$ 1.00, which was the average exchange rate, reported as of December 31, 2022 by the Superintendencia de Banca, Seguros y AFP’s (SBS). The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. Also, certain reclassifications have been made to make figures comparable for the periods. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2022 and 2021 (both audited)

	As of Dec-22	As of Dec-21
	S/ (000)	S/ (000)
Assets
Current Assets
Cash and cash equivalents	81,773	273,402
Other financial instruments	86,893	-
Trade and other receivables,net	101,491	102,718
Income tax prepayments	8,268	9,288
Inventories	884,969	605,182
Prepayments	25,059	18,800
Total current assets	1,188,453	1,009,390

	As of Dec-22	As of Dec-21
	S/ (000)	S/ (000)
Non-current assets
Trade and other receivables, net	43,543	41,206
Financial instruments designated at fair value through OCI	274	476
Other financial instruments	-	106,601
Property, plant and equipment, net	2,007,838	1,974,931
Intangible assets, net	56,861	50,494
Goodwill	4,459	4,459
Deferred income tax assets	9,005	9,446
Right-of-use assets	3,639	4,668
Other assets	89	101
Total non-current assets	2,125,708	2,192,382

Total assets	3,314,161	3,201,772

	As of Dec-22	As of Dec-21
	S/ (000)	S/ (000)
Liabilities and equity
Current liabilities
Trade and other payables	284,554	227,554
Financial obligations	618,907	450,964
Lease liabilities	2,005	1,856
Income tax payable	16,340	17,517
Provisions	31,333	24,269
Total current liabilities	953,139	722,160

	As of Dec-22	As of Dec-21
	S/ (000)	S/ (000)
Non-current liabilities
Financial obligations	974,264	1,094,391
Lease liabilities	2,350	3,973
Provisions	47,638	36,639
Deferred income tax liabilities	141,635	148,804
Total non-current liabilities	1,165,887	1,283,807

Total liabilities	2,119,026	2,005,967

	As of Dec-22	As of Dec-21
	S/ (000)	S/ (000)
Equity
Capital stock	423,868	423,868
Investment shares	40,279	40,279
Investment shares holds in Treasury shares	-121,258	-121,258
Additional paid-in capital	432,779	432,779
Legal reserve	168,636	168,636
Other accumulated comprehensive results (loss)	-17,787	-20,094
Retained earnings	268,618	271,595

Total Equity	1,195,135	1,195,805

Total liability and equity	3,314,161	3,201,772

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CONSOLIDATED STATEMENTS OF PROFIT AND LOSS

For the three and the twelve-month periods ended December 31, 2022 and 2021 (both audited)

	4Q22	4Q21	2022	2021
	S/ (000)	S/ (000)	S/ (000)	S/ (000)
Sales of goods	533,895	524,869	2,115,746	1,937,767
Cost of sales	-370,772	-363,468	-1,463,715	-1,378,336
Gross profit	163,123	161,401	652,031	559,431

Operating income (expenses)
Administrative expenses	-61,178	-51,092	-227,577	-196,069
Selling and distribution expenses	-14,000	-8,961	-65,237	-51,520
Other operating (expenses) income, net	-1,876	6,072	-3,899	6,408
Total operating expenses , net	-77,054	-53,981	-296,713	-241,181

Operating profit	86,069	107,420	355,318	318,250

Other income (expenses)
Finance income	881	587	3,306	2,891
Financial costs	-23,498	-22,704	-95,105	-88,965
Accumulated net loss due on settlement of derivative financial instruments	-57	-51	-59	589
Net profit for valuation of trading derivative financial instruments	-	-	-	-1,569
Loss from exchange difference, net	441	-8,013	-1,040	-7,086

Total other expenses, net	-22,233	-30,181	-92,898	-94,140

Profit before income tax	63,836	77,239	262,420	224,110

Income tax expense	-24,913	-25,650	-85,592	-70,940

Profit for the period	38,923	51,589	176,828	153,170

Earnings per share
Basic and diluted earnings per year attributable to equity holders of common shares and investment in shares of Cemntos Pacasmayo S.A.A. (S/ per share)	0.09	0.12	0.41	0.36

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2022, 2021 and 2020 (audited)

	Attributable to equity holders of the parent
	Capital stock S/ (000)	Investment shares S/ (000)	Treasury shares S/ (000)	Additional paid-in capital S/ (000)	Legal reserve S/ (000)	Unrealized loss on financial instruments at value S/ (000)	Unrealized loss on cash flow hedge S/(000)	Retained earnings S/ (000)	Total equity S/ (000)

Balance as of January 1, 2020	423,868	40,279	-121,258	432,779	168,636	-2,103	-17,750	497,200	1,421,651
Profit for the year	-	-	-	-	-	-	-	57,894	57,894
Other comprehensive loss	-	-	-	-	-	-12,360	-1,165	-	-13,525
Total comprehensive income	-					-12,360	-1165	57,894	44,369
Dividends	-	-	-	-	-	-	-	-98,465	-98,465
Balance as of December 31, 2020	423,868	40,279	-121,258	432,779	168,636	-14,463	-18,915	456,629	1,367,555
Profit for the year	-	-	-	-	-	-	-	153,170	153,170
Other comprehensive loss	-	-	-	-	-	-1,406	14,690	-	13,284
Total comprehensive income	-	-	-	-	-	-1,406	14,690	153,170	166,454
Dividends	-	-	-	-	-	-	-	-338,204	-338,204
Balance as of December 31, 2021	423,868	40,279	-121,258	432,779	168,636	-15,869	-4,225	271,595	1,195,805
Profit for the year	-	-	-	-	-	-	-	176,828	176,828
Other comprehensive loss	-	-	-	-	-	-398	2,705	-	2,307
Total comprehensive income	-	-	-	-	-	-398	2,705	176,828	179,135
Dividends	-	-	-	-	-	-	-	-179,805	-179,805
Balance as of December 31, 2022	423,868	40,279	-121,258	432,779	168,636	-16,267	-1,520	268,618	1,195,135

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